UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 4

                                  Organic, Inc.
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
                         (Title and Class of Securities)

                                    68617E101
                                 (CUSIP Number)

                               Michael P. Tierney
                             Chief Executive Officer
                             Seneca Investments LLC
                          437 Madison Avenue, 3rd Floor
                            New York, New York 10022
                                 (212) 415-3787
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 3, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                              (Page 1 of 9 Pages)

-------------------                                            -----------------
CUSIP No. 68617E101                  13D/A                     Page 2 of 9 Pages
--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Seneca Investments LLC
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                                |_|
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                7        SOLE VOTING POWER

                         71,603,076 shares
                ----------------------------------------------------------------
 NUMBER OF      8        SHARED VOTING POWER
  SHARES
BENEFICIALLY             None
 OWNED BY       ----------------------------------------------------------------
   EACH         9        SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH              71,603,076 shares
                ----------------------------------------------------------------
                10       SHARED DISPOSITIVE POWER

                         None
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                71,603,076 shares
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES  |_|
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                80.9%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                OO
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------


                              (Page 2 of 9 Pages)

-------------------                                            -----------------
CUSIP No. 68617E101                  13D/A                     Page 3 of 9 Pages
--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Pegasus Investors II, LP
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                                |_|
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                7        SOLE VOTING POWER

                         None (See Item 5)
                ----------------------------------------------------------------
 NUMBER OF      8        SHARED VOTING POWER
  SHARES
BENEFICIALLY             None
 OWNED BY       ----------------------------------------------------------------
   EACH         9        SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH              None (See Item 5)
                ----------------------------------------------------------------
                10       SHARED DISPOSITIVE POWER

                         None
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                None (See Item 5)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*  |_|
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                None (See Item 5)
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                PN
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------


                              (Page 3 of 9 Pages)

-------------------                                            -----------------
CUSIP No. 68617E101                  13D/A                     Page 4 of 9 Pages
--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Pegasus Investors II GP, LLC
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                                |_|
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                7        SOLE VOTING POWER

                         None (See Item 5)
                ----------------------------------------------------------------
 NUMBER OF      8        SHARED VOTING POWER
  SHARES
BENEFICIALLY             None
 OWNED BY       ----------------------------------------------------------------
   EACH         9        SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH              None (See Item 5)
                ----------------------------------------------------------------
                10       SHARED DISPOSITIVE POWER

                         None
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                None (See Item 5)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*  |_|
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                None (See Item 5)
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                OO
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------


                              (Page 4 of 9 Pages)

-------------------                                            -----------------
CUSIP No. 68617E101                  13D/A                     Page 5 of 9 Pages
--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Omnicom Group Inc.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                                |_|
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                New York
--------------------------------------------------------------------------------
                7        SOLE VOTING POWER

                         None (See Item 5)
                ----------------------------------------------------------------
 NUMBER OF      8        SHARED VOTING POWER
  SHARES
BENEFICIALLY             None
 OWNED BY       ----------------------------------------------------------------
   EACH         9        SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH              None (See Item 5)
                ----------------------------------------------------------------
                10       SHARED DISPOSITIVE POWER

                         None
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                None (See Item 5)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*  |_|
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                None (See Item 5)
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                CO
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------


                              (Page 5 of 9 Pages)

      This amendment (this "Amendment") amends and supplements the information set forth in the Statement on Schedule 13D originally filed on May 14, 2001 (as amended, the "Statement") relating to the common stock of Organic, Inc. In addition to the Items specified below, each other Item of the Statement to which the information set forth below is relevant is amended hereby.

Item 4. Purpose of the Transaction.

      Item 4 of the Statement is amended by adding the following disclosure.

      On December 3, 2001, the September 18, 2001 agreement among Seneca Investments LLC, E-Services Investments Organic Sub LLC, Organic Holdings LLC and Jonathan Nelson to acquire 51,954,975 Organic common shares held by a subsidiary of Organic Holdings (58.7% of the total outstanding Organic common shares) was amended to (1) reduce the cash amount payable early in the earn-out period from $16.2 million to $8.5 million, (2) provide that most of Organic Holdings' representations and warranties relating to Organic would terminate as of the closing of the purchase, and (3) limit Organic Holdings' rights in respect of covenants regarding acquisitions, divestitures and other transactions involving Organic during the earn-out period. A copy of the amended purchase agreement is attached as Exhibit 3 and the foregoing description is qualified in its entirety by reference to the full text of the amended purchase agreement.

      The purchase of these shares was consummated on December 4, 2001, after which Seneca became the beneficial owner of the 51,954,975 Organic common shares under that agreement for $8.5 million ($0.1636 per share). Giving effect to the purchase, Seneca beneficially owns 71,603,076 Organic common shares, or 80.9% of the total outstanding Organic common shares, as of the date of this Amendment. Pegasus Investors, Pegasus, Omnicom and their respective affiliates (other than Seneca and its subsidiaries) continue to disclaim beneficial ownership of all of the Organic common shares to which this Statement relates.

      Following the completion of the stock purchase, Seneca made a proposal to Organic to acquire the stock of Organic not owned by it for $0.33 per share. A copy of that proposal is filed as Exhibit 5. Any such transaction would be subject to various conditions and there necessarily can be no assurance that it will be completed.

      On December 3, 2001, Organic also completed the restructuring of its San Francisco office lease. As part of that transaction, Organic paid or agreed to pay $12.0 million to the landlord, $10.0 million of which was funded under Organic's existing credit agreement with Omnicom. Prior to December 3, 2001, Organic had been unable to draw under the facility because Organic had been in default under its credit agreement with Omnicom. Accordingly, and in consideration of Omnicom's agreement to provide the financing despite Organic's default under the Omnicom facility, Organic and Omnicom entered into an agreement whereby the $10.0 million loan could be converted into 39.4 million Organic common shares at a conversion price of $0.254 per share, or Omnicom could acquire up to such number of shares upon payment of such per share amount in cash. Such share conversion/purchase right may not be exercised before April 1, 2002 or, if earlier, the date on which Seneca acquires all of Organic's then outstanding voting stock, or after April 1, 2007. In addition, any Organic common shares so


                              (Page 6 of 9 Pages)
acquired are required to be voted in the same proportion as all other outstanding Organic common shares prior to any such transaction, which effectively renders them non-voting shares.

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended by replacing Exhibit 3 with the following:

      3. Share purchase agreement, dated September 18, 2001, as amended, among Seneca, E-Services Investments Organic Sub LLC, Organic Holdings LLC and Jonathan Nelson.

and by adding a new Exhibit 5 to the end thereof:

      5.    Letter, dated December 4, 2001, from Seneca to Organic.


                              (Page 7 of 9 Pages)

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 4, 2001

                                       SENECA INVESTMENTS LLC

                                       By:  /s/ GERARD A. NEUMANN
                                          --------------------------------------
                                           Chief Financial Officer

                                       PEGASUS INVESTORS II, LP

                                       By: Pegasus Investors II GP, LLC, its
                                           General Partner

                                       By: /s/ ANDREW BURSKY
                                          --------------------------------------
                                           Vice President

                                       PEGASUS INVESTORS II GP, LLC

                                       By: /s/ ANDREW BURSKY
                                          --------------------------------------
                                           Vice President

                                       OMNICOM GROUP INC.

                                       By: /s/ RANDALL J. WEISENBURGER
                                          --------------------------------------
                                           Executive Vice President


                              (Page 8 of 9 Pages)

                                  EXHIBIT INDEX

3. Share purchase agreement, dated September 18, 2001, as amended, among Seneca, E-Services Investments Organic Sub LLC, Organic Holdings LLC and Jonathan Nelson.

5.    Letter, dated December 4, 2001, from Seneca to Organic.


                              (Page 9 of 9 Pages)